EXHIBIT 99.5

CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

(Expressed in thousands of Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Northern Dynasty Minerals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 31, 2021 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2021

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2021, expressed an unqualified opinion on the Company’s 's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $64 million during the year ended December 31, 2020 and, as of that date, the Company’s consolidated deficit was $620 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Mineral property, plant and equipment – Assessment of Whether Indicators of Impairment Exist – Refer to Notes 1 and 2(p) to the financial statements

Critical Audit Matter Description

At the end of each reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. The Company holds the rights to the Pebble exploration stage mineral property (the “Pebble Project”) which is the Company’s primary non-current asset. On November 25, 2020, the US Army Corps of Engineers issued a Record of Decision (the “ROD”) rejecting the Pebble Partnership’s permit application for the Pebble Project. Subsequent to year end, the Company appealed the ROD. Taking into consideration the Company’s options in the event the ROD appeal is successful or unsuccessful and the Company’s market capitalization as at and subsequent to December 31, 2020, the Company concluded there were no indicators of impairment on the Pebble Project as at December 31, 2020.

While there are several factors that must be considered to determine whether or not an indicator of impairment exists for the Pebble Project, the judgments associated with the Company’s ability and options to obtain federal and state permits to develop the Pebble Project and with the consideration of the Company’s market capitalization are the most subjective. Auditing these judgements required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s ability and options to obtain federal and state permits to develop the Pebble Project and the Company’s market capitalization included the following, among others:

●
Evaluated the effectiveness of controls over management’s assessment of indicators of impairment relating to the Pebble Project, including the identification of events or changes in circumstances that may suggest that the carrying amount of the Pebble Project is impaired.

●
Evaluated the reasonableness of management’s assessment of whether there were events or changes in circumstances that may suggest that the carrying amount of the Pebble Project is impaired at December 31, 2020 by:

o
Evaluating regulatory developments relating to federal and state permitting processes and the impact on the Company’s ability to continue to explore and develop the Pebble Project.

o
Evaluating the reasonableness of management’s assessment of potential alternatives for the future permitting and development of the Pebble Project by reviewing the Company’s external counsel legal opinion.

o
Read internal communications to management and the board of directors, external communications by management to analysts and investors, and other publicly available information to evaluate whether there was evidence of indicators of impairment that contradicted management’s assessment.

●
Performed an assessment of the market capitalization of the Company compared to its asset carrying value.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2021

We have served as the Company's auditor since 2009.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2020	2019

ASSETS

Non-current assets
Restricted Cash	5(b)	$791	$805
Mineral property, plant and equipment	3	135,646	138,867
Total non-current assets		136,437	139,672

Current assets
Amounts receivable and prepaid expenses	4	1,477	914
Cash and cash equivalents	5(a)	42,460	14,038
Total current assets		43,937	14,952

Total Assets		$180,374	$154,624

EQUITY

Capital and reserves
Share capital	6	$683,039	$587,448
Reserves	6	109,245	107,163
Deficit		(619,978)	(556,106)
Total equity		172,306	138,505

LIABILITIES

Non-current liabilities
Trade and other payables	10	657	934
Total non-current liabilities		657	934

Current liabilities
Warrant liabilities	7	–	43
Loans payable	8	–	1,360
Payables to related parties	9	848	1,095
Trade and other payables	10	6,563	12,687
Total current liabilities		7,411	15,185

Total liabilities		8,068	16,119

Total Equity and Liabilities		$180,374	$154,624

Nature and continuance of operations (note 1)
Commitments and contingencies (note 15)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2020	2019

Expenses
Exploration and evaluation expenses	12	$39,219	$53,014
General and administrative expenses	12	11,545	9,365
Legal, accounting and audit		2,438	2,416
Share-based compensation	6(d), (f)	9,342	3,970
Loss from operating activities		62,544	68,765
Foreign exchange loss		1,545	544
Interest income		(146)	(237)
Finance expense		117	134
Other income		(392)	(6)
Loss (gain) on revaluation of warrant liabilities	7	204	(7)
Net Loss		$63,872	$69,193

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(g)	2,704	6,321
Other comprehensive loss		$2,704	$6,321

Total comprehensive loss		$66,576	$75,514

Basic and diluted loss per share	11	$0.13	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2020	2019

Operating activities
Net loss		$(63,872)	$(69,193)
Non-cash or non operating items
Depreciation	3	533	647
Gain on royalty sale		–	(6)
Interest on credit facility loans	8	9	14
Interest income		(146)	(237)
Loss on revaluation of warrant liabilities		204	(7)
Share-based compensation		9,342	3,970
Unrealized exchange loss		1,851	125
Changes in working capital items
Amounts receivable and prepaid expenses		(550)	481
Trade and other payables		(6,132)	(158)
Payables to related parties		941	(380)
Net cash used in operating activities		(57,820)	(64,744)

Investing activities
Proceeds from sale of royalty		–	6
Interest received on cash and cash equivalents		130	214
Net cash from investing activities		130	220

Financing activities
Proceeds from issuance of shares	6(b)	57,701	57,811
Transaction costs in the issuance of shares	6(b)	(4,060)	(5,326)
Proceeds from private placement of shares	6(b)	24,938	8,061
Transaction costs for the private placement of shares	6(b)	(232)	(150)
Transaction costs for the private placement of special warrants	6(b)	–	(2)
Proceeds from the exercise of share purchase options and warrants	6(c)-(d)	12,441	791
Payments of principal portion of lease liabilities		(294)	(354)
Receipt of credit facility loans	8	–	2,317
Repayment of credit facility loans	8	(2,523)	–
Subscriptions received for private placement	6(b)	–	699
Costs for private placement not completed at year end	6(b)	–	(6)
Withholding taxes paid on equity-settled restricted share units	6(f)	–	(9)
Net cash from financing activities		87,971	63,832

Net increase (decrease) in cash and cash equivalents		30,281	(692)
Effect of exchange rate fluctuations on cash and cash equivalents		(1,859)	(142)
Cash and cash equivalents - beginning balance		14,038	14,872

Cash and cash equivalents - ending balance	5(a)	$42,460	$14,038

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity-settled	Foreign
		Number		shared-	currency		Share	Subscriptions
		of		based	translation	Investment	Purchase	received
		shares (note 6(a))	Amount	compensation reserve	reserve (note 6(g))	revaluation reserve	Warants (note 6(c))	for shares (note 6(b))	Deficit	Total equity

Balance at January 1, 2019		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$–	$(486,913)	$148,210
Shares issued on exercise of options per option plan	6(d)	1,185,666	641	–	–	–	–	–	–	641
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	304,525	150	–	–	–	–	–	–	150
Shares issued pursuant to restricted share unit plan	6(f)	111,086	174	(122)	–	–	–	–	–	52
Fair value allocated to shares issued on exercise of options and warrants	6(c)-(d)	–	618	(593)	–	–	(25)	–	–	–
Shares issued, net of transactions costs	6(b)	87,477,084	52,435	–	–	–	–	–	–	52,435
Shares issued on conversion of special warrants, net of transaction costs	6(b)	10,150,322	8,192	–	–	–	(8,192)	–	–	–
Shares issued pursuant to private placements, net of transaction costs	6(b)	10,296,141	7,911	–	–	–	–	–	–	7,911
Share-based compensation	6(d)-(f)	–	–	3,927	–	–	–	–	–	3,927
Subscriptions received for private placement, net of transaction costs	6(b)	–	–	–	–	–	–	693	–	693
Net loss		–	–	–	–	–	–	–	(69,193)	(69,193)
Other comprehensive loss net of tax		–	–	–	(6,321)	–	–	–	–	(6,321)
Total comprehensive loss										(75,514)

Balance at December 31, 2019		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693 #	$(556,106)	$138,505

Balance at January 1, 2020		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693	$(556,106)	$138,505
Shares issued on exercise of options per option plan	6(d)	3,991,066	3,936	–	–	–	–	–		3,936
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	13,634,385	8,505	–	–	–	–	–	–	8,505
Fair value allocated to shares issued on exercise of options and warrants		–	3,863	(2,474)	–	–	(1,389)	–	–	–
Fair value allocated to shares issued on exercise of broker warrants		–	247	–	–	–	–	–	–	247
Shares issued, net of transactions costs	6(b)	38,525,000	53,720	–	–	–	–	–	–	53,720
Shares issued pursuant to private placements, net of transaction costs	6(b)	29,953,500	25,399	–	–	–	–	(693)	–	24,706
Additional transaction costs for prior year financings	6(b)	–	(79)	–	–	–	–	–	–	(79)
Share-based compensation	6(d)	–	–	9,342	–	–	–	–	–	9,342
Net loss		–	–	–	–	–	–		(63,872)	(63,872)
Other comprehensive loss net of tax		–	–	–	(2,704)	–	–	–	–	(2,704)
Total comprehensive loss										(66,576)

Balance at December 31, 2020		509,046,631	$683,039	$77,018	$29,661	$(17)	$2,583	$–	$(619,978)	$172,306

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2020, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2020, the Company raised net cash proceeds of $78,347 from common share issuances and private placements of common shares (note 6(b)), and $12,441 from the exercise of share purchase options and warrants (notes 6(c) – (d)).

As of December 31, 2020, the Group had $42,460 (2019 – $14,038) in cash and cash equivalents for its operating requirements and working capital of $36,526 (2019 – deficit of $233). These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the years ended December 31, 2020 and 2019, the Group incurred a net loss of $63,872 and $69,193, respectively, and had a deficit of $619,978 as of December 31, 2020. The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the Record of Decision (the "ROD") discussed below. Additional financing will be needed to progress any material expenditures at the Pebble Project and for working capital. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group, through the Pebble Limited Partnership ("Pebble Partnership"), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the US Environmental Protection Agency ("EPA") withdrew a Proposed Determination initiated under Section 404(c) of the CWA in 2014, which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE (the "RFA"). On February 24, 2021, the USACE notified the Pebble Partnership that the RFA is "complete and meets the criteria for appeal" and has assigned a review officer to oversee the administrative appeal process. While USACE guidelines indicate the appeal process should conclude within 90 days, the USACE has indicated that the review will likely take additional time due to the complexity of issues and volume of materials associated with the Pebble Project case.

2.
SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting for the year ended December 31, 2020. These Financial Statements were authorized for issue by the Board of Directors on March 26, 2021.

(b)
Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as fair value through other comprehensive income, which are stated at their fair value (refer note 2(e)). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements unless otherwise stated.

Response to COVID-19

The Group maintained its staff and employees when the Pebble Partnership offices, along with all other non-essential offices in Alaska, were required to be closed during the early part of the year, and supported the NEPA EIS process remotely. Technical review meetings had been completed prior to this closure. The USACE published the final EIS in July 2020 and issued the ROD (discussed above) in November 2020.

As the pandemic continues to progress and evolve, it is difficult to predict the extent and duration of any resulting operational and economic impacts for the Group, as quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements continue. The extent to which the pandemic impacts the Group’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. The adverse effects on the economy, the stock market and the Company’s share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(c)
Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent Owned
3537137 Canada Inc. 1	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Partnership and 100% of Pebble Mines.	100%(indirect)
Pebble Limited Partnership("Pebble Partnership")	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100%(indirect)
Pebble Mines Corp.("Pebble Mines")	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Partnership.	100%(indirect)
Pebble West Claims Corporation 2	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100%(indirect)
Pebble East Claims Corporation 2	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100%(indirect)
Pebble Pipeline Corporation	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100%(indirect)
Pebble Performance Dividend LLC	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100%(indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd. ("MGL")	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc.("Delta")	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL.	100%(indirect)
Imperial Gold Corporation("Imperial Gold")	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta.	100%(indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold.	100%(indirect)

Notes:
1.
Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.
Both entities together hold 2,402 claims comprising the Pebble Project.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)
Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(e)
Financial Instruments

On initial recognition, a financial asset is classified as measured at amortized cost; fair value through other comprehensive income ("FVTOCI") (debt / equity investment); or fair value through profit or loss ("FVTPL"). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and not be designated as at FVTPL:

●
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Page | 11

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group’s financial assets at amortized cost comprise of restricted cash, amounts receivable, and cash and cash equivalents.

Fair value through other comprehensive income ("FVTOCI")

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and not be designated as at FVTPL:

●
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income ("OCI") provided it is not held for trading. This election is made on an investment-by-investment basis.

Fair Value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortised cost using the effective interest method. The amortized cost is reduced by impairment losses (see below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVTOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI
These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as FVTOCI, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Financial liabilities

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities consist of trade and other payables and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derivative financial assets and liabilities:

The Group’s warrant liabilities, which warrants were fully exercised during the year, were derivative financial liabilities and had been designated as at FVTPL (note 7). On date of issue, the warrant liabilities were recognized at fair value as a financing cost with the subsequent change in fair value recognized in loss.

(f)
Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount or when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

●
Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
●
title to the asset is compromised;
●
adverse changes in the taxation and regulatory environment;
●
adverse changes in variations in commodity prices and markets; and
●
variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(g)
Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.
Residual values and estimated useful lives are reviewed at least annually.

(h)
Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(i)
Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset ("ROU Asset") at the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:
●
fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●
amounts expected to be payable by the Group under residual value guarantees;
●
the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
●
payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:
●
increasing the carrying amount to reflect interest on the lease liability;
●
reducing the carrying amount to reflect the lease payments made; and
●
remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:
●
the amount of the initial measurement of the lease liability;
●
any lease payments made at or before the commencement date, less any lease incentives received;
●
any initial direct costs incurred by the Group; and
●
an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in "Mineral property, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 10).

(j)
Share Capital, Special Warrants, Warrants and Subscriptions for Shares

Common shares ("shares"), special warrants, warrants and subscriptions received for shares are classified as equity. Transaction costs directly attributable to the issue of these instruments are recognized as a deduction from equity, net of any tax effects. Where units comprising of shares and warrants are issued the proceeds and any transaction costs are apportioned between the shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into shares and the issue of shares for subscriptions received, the carrying amount, net of a pro rata share of the transaction costs, is transferred to share capital.

(k)
Share-based Payment Transactions

Equity-settled share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 6(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the "Equity Reserve"). An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight-line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value of share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Deferred Share Unit ("DSU") Plan

The Group has a DSU plan for its non-executive directors. The Group determines whether to account for DSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability if cash-settled at grant date.

The fair value is estimated using the TSX quoted market price of the Company’s common shares at grant date and expensed over the vesting period as share-based compensation in loss until they are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

Restricted Share Unit ("RSU") Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity–settled or a liability if deemed cash-settled at grant date.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The fair value is estimated using the number of RSUs and the quoted market price of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

(l)
Income Taxes

Income tax on the profit or loss for the years presented consists of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)
Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. The Group has posted two bonds with the Alaskan regulatory authorities as performance guarantees for any potential reclamation liability incurred as a condition for: (i) the issue of the Miscellaneous Land Use Permit at the Pebble Project (note 5(b)), and (ii) the granting of a pipeline right-of-way (note 15(d)).

(n)
Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)
Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is located in Alaska, USA.

(p)
Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.
The Group uses the Black-Scholes option pricing model to calculate an estimate of the fair value of share purchase options and warrants granted during the year. In the case of share purchase options, the fair value calculated is used to determine share-based compensation that is included in loss for the year. The fair value calculated for the warrants until they were exercised, was used to value the warrant liabilities on the statement of financial position, with gains or losses being recognized in loss. Inputs used in this model require subjective assumptions, including the expected price volatility from less than one year to five years. Changes in the subjective input assumptions can affect the fair value estimate. The weighted average assumptions applied are disclosed in Notes 6(d) and 7, respectively.

2.
Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense that is included in the loss for the year and the composition of any deferred income tax liabilities included in the Statement of Financial Position.

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Critical accounting judgments

These include:

1.
In terms of IFRS 6, Exploration for and Evaluation of Mineral Resources, the Group has used judgment that testing the Group’s mineral property interest for impairment as a result of the receipt of the ROD denial of the permit for the Pebble Project is not warranted as the Group has initiated an administrative appeal with the USACE, which has been confirmed as complete by the USACE and the resolving of which may take up to 90 days, but this timeframe is likely to be extended. The Group will allow the administrative appeal to run its course while at the same time pursuing other options available to it. Key to the Group’s judgement in reaching this conclusion is that as at December 31, 2020, and the date the Financial Statements were authorized for issuance, the Company’s market capitalization exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2.
Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") in determining the functional currency of the parent and its subsidiaries, the Group used judgment in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.

3.
The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

4.
The Group used judgment in terms of accounting for leases in accordance with IFRS 16. IFRS 16 applies a control model to the identification of leases and the determination of whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a fixed period of time. In determining the appropriate term for a lease, the Group considered the right of either the lessee and lessor to terminate the lease without permission from the other party with no more than an insignificant penalty as well as whether the Group is reasonably certain to exercise the extension options on the contract.

(q)
Recent Accounting Pronouncements

Amendments to IFRS 3, Business Combinations ("IFRS 3")

The Group adopted the amendments to IFRS 3 in the current year, although there was no impact on the Group. The amendments relate to the definition of a business and clarify that while a business usually has outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after January 1, 2020.

Adoption of Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Group also adopted other amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2020. The adoption had no impact on the Financial Statements.

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2020. There are currently no such pronouncements that are expected to have a significant impact on the Group’s consolidated financial statements upon adoption; however, the pronouncement below may have an impact in future periods.

Amendments to IAS 16, Property, Plant and Equipment

The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment ("PPE") to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of PPE while the Group is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Group first applies the amendments.

3.
MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2020	Mineral Property interest 1	Plant and equipment 2	Total
Cost
Beginning balance and Ending balance	$112,541	$3,018	$115,559

Accumulated depreciation
Beginning balance	–	(1,615)	(1,615)
Depreciation 3	–	(533)	(533)
Ending balance	–	(2,148)	(2,148)

Foreign currency translation difference	22,083	152	22,235

Net carrying value –December 31, 2020	$134,624	$1,022	$135,646

Page | 38

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Year ended December 31, 2019	Mineral Property interest 1	Plant and equipment 2	Total
Cost
Beginning balance	$112,541	$1,374	$113,915
Impact of IFRS 16 adoption	–	1,154	1,154
Beginning balance as restated	112,541	2,528	115,069
Additions	–	490	490
Ending balance	112,541	3,018	115,559

Accumulated depreciation
Beginning balance	–	(968)	(968)
Depreciation 3	–	(647)	(647)
Ending balance	–	(1,615)	(1,615)

Foreign currency translation difference	24,766	157	24,923

Net carrying value – December 31, 2019	$137,307	$1,560	$138,867

Notes to tables:

1.
Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.
Includes ROU Assets, which relate to the use of office space, a copier, hangers, yard storage and one vehicle. The following comprises ROU Assets:

Year ended December 31, 2020	Land and Buildings	Equipment	Total
Cost Beginning and Ending balance	$1,591	$53	$1,644

Accumulated depreciation
Beginning balance	(411)	(9)	(420)
Depreciation	(312)	(17)	(329)
Ending balance	(723)	(26)	(749)

Foreign currency translation difference	(69)	(1)	(70)

Net carrying value – December 31, 2020	$799	$26	$825

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Year ended December 31, 2019	Land and Buildings	Equipment	Total
Cost Beginning balance at January 1, 2019	$1,132	$22	$1,154
Additions	459	31	490
Ending balance	1,591	53	1,644

Depreciation	(411)	(9)	(420)

Foreign currency translation difference	(63)	(1)	(64)

Net carrying value – December 31, 2019	$1,117	$43	$1,160

3.
For the year ended December 31, 2020, $235 (2019 – $224) in depreciation is included in general and administrative expenses with the remainder included in exploration and evaluation expenses.

4.
AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2020	2019
Sales tax receivable	$67	$177
Interest, refundable deposits and other receivables	587	239
Prepaid expenses	823	498
Total	$1,477	$914

5.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)
Cash and cash equivalents

The Group’s cash and cash equivalents at December 31, 2020 and 2019, consisted of cash on hand and was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

In the year ended December 31, 2019, the Group issued:
●
common shares on settlement of equity-settled restricted share units (note 6(f));
●
common share purchase warrants as part of the financing fees paid to the underwriters in the June bought deal financing (note 6(b)); and
●
converted special warrants into common shares for no additional consideration (note 6(b)).

(b)
Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the year ended December 31, 2020, income of $2 (2019 – $15), which has been re-invested, has been recognized.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

6.
CAPITAL AND RESERVES

(a)
Authorized Share Capital

At December 31, 2020 and 2019, authorized share capital comprised of an unlimited number of common shares ("shares") with no par value. All shares were issued and fully paid.

(b)
Financings

August and July 2020

Private Placement

The Group completed a non-brokered private placement in two tranches of 5,807,534 shares and 100,000 shares on July 30, 2020, and August 6, 2020, respectively, at a price of US$1.46 per share for gross proceeds of US$8,625 ($11,679). No commission or finder’s fee were payable. After transaction costs of $106, net proceeds to the Group were $11,573.

Bought Deal

In July 2020, the Group completed an underwritten public offering of 24,150,000 shares at US$1.46 per share for gross proceeds of US$35,259 ($47,638). The Group paid the underwriters a 5% cash commission. After transaction costs of $3,038, net proceeds to the Group were $44,600.

May 2020

Bought Deal

In May 2020, the Group completed an underwritten public offering of 14,375,000 shares at $0.70 per share for gross proceeds of approximately $10,063. The Group paid the underwriters a 5% cash commission. After transaction costs of $943, net proceeds to the Group were $9,120.

Private Placement

In May 2020, the Group also completed a non-brokered private placement of 10,357,143 shares at $0.70 per share for gross proceeds of $7,250. No commission or finder’s fee were payable. After transaction costs of $16, net proceeds to the Group were $7,234.

January 2020

Private Placements

In January 2020, the Group completed private placements of 13,688,823 shares for gross proceeds of approximately $6,708 (US$5,065). Of this, $6,009 was received in January 2020 on the placement of 12,262,323 shares as the Group received $699 in December 2019 for subscriptions to 1,426,500 shares, which were issued in January 2020. After transaction costs of $116 (of which $6 was incurred in 2019), net proceeds to the Group were $6,592 (of which $693 was received in December 2019).

Page | 22

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

December 2019

Bought Deal

The Group completed a bought deal offering of 41,975,000 Shares at US$0.37 per share for gross proceeds of US$15,531 ($20,561). The Group incurred transaction costs of $1,909, which includes a 7.5% commission paid to the underwriters, and net proceeds to the Group recognized in the year ended December 31, 2019, were $18,652.

In the year ended December 31, 2020, additional transaction costs of $77 were incurred.

Subscriptions Received for Private Placement

The Group received subscriptions for 1,426,500 shares totalling $699 in respect to a private placement that was completed in January 2020 (refer above). Transaction costs of $6 were incurred to December 31, 2019.

August 2019

Bought Deal

The Group completed a bought deal offering of 15,333,334 shares at US$0.75 per share for gross proceeds of US$11,500 ($15,318). The Group incurred transaction costs of $1,215, which included a 6% commission paid to the underwriters, and net proceeds to the Group were $14,103.

Private Placement

The Group completed a non-brokered private placement of 2,866,665 shares for gross proceeds of approximately US$2,150 ($2,844). No commission or finder’s fee was payable. After transaction costs of $7, net proceeds to the Group were $2,837.

June 2019

Bought Deal

The Group completed a bought deal offering of 12,200,000 shares at US$0.41 per share for gross proceeds of US$5,002 ($6,594). The Group paid the underwriters a 6% cash commission and issued 244,000 non-transferable share purchase warrants ("Broker Warrants") to purchase shares at US$0.41 per share until June 24, 2020. After transaction costs of $818, which excludes the estimate of the cost of the Broker Warrants (see below), net proceeds to the Group were $5,776.

As the Broker Warrants were denominated in US dollars, they were treated as cash-settled warrant liabilities (note 7) and were valued at $50 upon initial recognition, estimated using the Black Scholes option pricing model with the following assumptions: risk free rate of 1.45%, expected volatility of 72.9%, expected life of 1 year, share price of $0.61 and dividend yield of nil. The equivalent amount was recognized as a financing cost. The Broker Warrants were exercised in June 2020.

Private Placement

The Group also completed a non-brokered private placement of 3,660,000 shares for gross proceeds of approximately US$1,500 ($1,975). No commission or finder’s fee was payable. After transaction costs of $4, net proceeds to the Group were $1,971.

Page | 23

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

March 2019

Bought Deal

The Group completed a bought deal offering of 17,968,750 shares at US$0.64 per share for gross proceeds of US$11,500 ($15,338). After transaction costs of $1,384, which includes a 6% commission paid to the underwriters, net proceeds to the Group recognized in the year ended December 31, 2019, were $13,954.

In the year ended December 31, 2020, additional transaction costs of $2 were incurred.

Private Placement

The Group also completed a private placement of 3,769,476 shares at $0.86 (US$0.64) per share for gross proceeds of approximately $3,242 (US$2,412). After transaction costs of $139, net proceeds to the Group were $3,103.

February 2019 Conversion of Special Warrants

10,150,322 special warrants issued in a private placement in December 2018, were converted into shares on a one-for-one basis for no additional consideration to the Group. Additional transaction costs of $2 were incurred in year ended December 31, 2019.

(c)
Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the years ended December 31, 2020, and 2019:

Continuity	Cannon Point options 1	Mission Gold warrants 1	Other warrants 2	Special warrants 3	Broker warrants 4	Total
Beginning Balance	327,700	3,964,701	27,074,399	10,150,322	–	41,517,122
Issued	–	–	466,666	–	244,000	710,666
Exercised	(104,450)	(200,075)	–	(10,150,322)	–	(10,454,847)
Bal. Dec 31, 2019	223,250	3,764,626	27,541,065	–	244,000	31,772,941
Exercised	(11,750)	(3,550,835)	(9,827,800)	–	(244,000)	(13,634,385)
Expired	–	(213,791)	–	–	–	(213,791)
Bal. Dec 31, 2020	211,500	–	17,713,265	–	–	17,924,765

	Weighted averages per option/warrant as at December 31
	Cannon Point options	Mission Gold warrants	Other warrants	Broker warrants	Total
2020
Exercise price	$0.37	–	$0.65	–	$0.65
Remaining life in years	1.46	–	0.45	–	0.46
2019
Exercise price	$0.38	$0.55	$0.65	–	$0.64
Exercise price (US$)	–	–	–	$US 0.41	$US 0.41
Remaining life in years	2.40	0.52	1.45	0.48	1.33

Page | 24

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Notes to tables:

1.
The Group issued options and warrants in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") on the acquisition of these companies in October 2015 and December 2015, respectively.

2.
Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement (note 8).

3.
The special warrants were issued in a private placement at a price of $0.83 (US$0.62) per special warrant in December 2018 and were converted into shares for no further consideration to the Group in February 2019 (note 6(b)).

4.
The Broker Warrants were issued to the underwriters pursuant to the June 2019 prospectus financing (note 6(b)).

(d)
Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2020 Rolling Option Plan") is based on the maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans ) equaling a rolling percentage of up to 10% of the Company's outstanding Shares, calculated from time to time. Pursuant to the 2020 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the years ended December 31, 2020 and 2019:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	24,606,732	1.03
Cancelled	(33,600)	1.10
Exercised	(1,185,666)	0.54
Expired	(4,235,000)	1.54
Forfeited	(10,700)	0.82
Granted	6,610,500	0.99
Balance December 31, 2019	25,752,266	0.96
Cancelled	(22,000)	1.16
Exercised	(3,991,066)	0.99
Expired	(24,200)	1.75
Forfeited	(16,500)	1.36
Granted	6,783,000	2.01
Balance December 31, 2020	28,481,500	1.20

Page | 25

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

In the years ended December 31, 2020 and 2019, the weighted average fair value for options granted was estimated at $1.58 (2019 - $0.56) per option respectively, which was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	2020	2019
Risk-free interest rate	0.35%	1.39%
Expected life	4.98 years	5.00 years
Expected volatility 1	94.70%	94.73%
Grant date share price	$2.18	$0.81
Expected dividend yield	Nil	Nil

Note:
1.
Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

For the year ended December 31, 2020, the Group recognized share-based compensation ("SBC") of $9,342 (2019 – $3,898) for options.

Details of options exercised during the current and prior year were as follows:

Year ended December 31, 2020	Number of options	Weighted average exercise price ($/option)	Weighted average market share priceon exercise ($/option)
May 2020	388,000	0.71	1.33
June 2020	1,162,900	0.84	1.82
July 2020	908,500	1.46	2.34
August 2020	1,165,000	0.97	2.00
September 2020	210,000	0.69	1.48
October 2020	156,666	0.50	1.38
Total	3,991,066	0.99	1.90

Year ended December 31, 2019	Number of options	Weighted average exercise price ($/option)	Weighted average market share priceon exercise ($/option)
January 2019	125,000	0.49	0.87
February 2019	30,000	0.49	1.23
June 2019	39,000	0.49	0.59
July 2019	81,000	0.49	0.68
August 2019	856,666	0.55	0.90
September 2019	54,000	0.72	0.85
Total	1,185,666	0.54	0.88

Page | 26

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The following table summarizes information on options as at December 31:

	2020			2019
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.48	200,000	200,000	0.20	450,000	450,000	1.21
0.49	4,455,000	4,455,000	0.53	5,105,000	5,105,000	1.53
0.50 1	1,520,000	1,520,000	0.12	2,316,666	2,316,666	0.81
0.76	4,761,000	4,761,000	2.08	5,538,000	5,538,000	2.87
0.99	6,388,500	6,388,500	3.74	6,610,500	3,305,250	4.75
1.75	4,386,000	4,386,000	1.57	5,732,100	5,732,100	2.10
2.01	6,696,000	3,348,000	4.55	–	–	–
2.34	75,000	75,000	2.58	–	–	–
Total	28,481,500	25,133,500		25,752,266	22,447,016

Note

1.
These options were set to expire on October10, 2020 but were extended pursuant to certain provisions of the option plan.

The weighted average contractual life for options outstanding and options exercisable as at December 31, 2020, was 2.59 (2019 – 2.70) years and 2.33 (2019 – 2.40) years per option, respectively. The weighted average exercise price for exercisable options as at December 31, 2020 was $1.10 (2019 – $0.95) per option.

(e)
Deferred Share Units ("DSUs")

The Group has a DSU plan approved by the Group’s shareholders in 2015, which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 2% of the issued and outstanding shares from time to time provided the total does not result in the total shares issuable under all the Group’s share-based compensation plans (i.e. including share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in shares issued from treasury, by the delivery to the former director of shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

As at December 31, 2020 and 2019, a total of 458,129 DSUs were issued and outstanding, respectively. There have been no new grants of DSUs since 2017.

Page | 27

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(f)
Restricted Share Units ("RSUs")

The following reconciles RSUs outstanding for the years ended December 31, 2020 and 2019 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Balance January 1, 2019	196,753	1.27
Settlement 1	(196,753)	1.44
Balance December 31, 2019 and 2020	–	–

Notes

1.
During the year ended December 31, 2019, the Group settled the RSUs which had vested by issuing 111,086 shares with the balance of 85,667 RSUs being withheld to pay tax obligations. The Group recognized for equity-settled RSUs, SBC of $29 with a corresponding increase in the SBC Reserve. For RSUs classified as cash-settled, the Group recognized $43 in SBC with a corresponding increase in the RSU liability. On the settlement of the cash-settled RSUs, the RSU liability was reduced to $nil with $58 transferred to share capital for the shares issued with the remainder remitted to the tax authorities.

(g)
Foreign Currency Translation Reserve

Continuity
Balance January 1, 2019	$38,686
Loss on translation of foreign subsidiaries	(6,321)
Balance December 31, 2019	32,365
Loss on translation of foreign subsidiaries	(2,704)
Balance December 31, 2020	$29,661

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.
WARRANT LIABILITIES

The Broker Warrants, issued pursuant to the June 2019 prospectus financing (note 6(b)), had a US dollar exercise price, and were treated as cash-settled warrant liabilities. They were recognized at fair value on date of issue as a financing cost with subsequent changes in fair value being recognized in loss. The following table reconciles the change in fair value of the warrant liabilities until their exercise:

	December 31 2020	December 31 2019
Beginning balance	$43	$–
Fair value on issue recognized as a financing cost	–	50
Fair value loss (gain) on revaluation	204	(7)
Fair value transferred to share capital on exercise	(247)	–
Ending balance	$–	$43

Page | 28

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The fair value revaluation of the Broker Warrants on the date of exercise was estimated using the Black Scholes option pricing model with the following weighted average assumptions: risk free rate of 0.28%, expected volatility of 93.4%, expected life of 0.06 of a year, share price of $1.58 and dividend yield of nil.

8.
LOANS PAYABLE

	December 31	December 31
	2020	2019
Beginning balance	$1,360	$–
Loans provided during the year	183	2,317
Accrued interest	9	14
Repayment of loans	(1,364)	–
Loans transferred to payables to related parties (note 9)	(188)	(971)
Ending balance	$–	$1,360

In November 2019, the Group entered into an unsecured non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom are related parties, of up to $3,500. Loans provided by the Lenders earned interest at 10% per annum and were paid on repayment of the loans (see below). Pursuant to the Credit Facility, the repayment of the loans and accrued interest was to occur on a date that was the earlier of i) May 25, 2020 and ii) the date the Group has completed one or more equity or debt financings raising an aggregate of US$20,000.

As consideration for entering into the Credit Facility, the Group issued to the Lenders, on a pro rata basis, 466,666 share purchase warrants, each warrant exercisable for one share at the exercise price of $0.75 per share until December 2, 2021, of which 153,333 warrants were issued to the two related parties. The number of warrants outstanding at December 31, 2020, are included in Note 6(c).

In January and February 2020, the loans including accrued interest were repaid to the Lenders. For the year ended December 31, 2020, interest of $9 (2019 – $14), of which $5 (2019 – $4) was paid to the two related parties, has been included in finance expense in loss for the year.

9.
RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	December 31	December 31
Payables to related parties	2020	2019
Key management personnel (a)
Loans payable	$–	$971
Loans payable beginning balance	971	–
Loans provided by key management personnel	183	967
Accrued interest	5	4
Repayment of loans	(1,159)	–
Other	34	–
Hunter Dickinson Services Inc. (b)	814	124
Total payables to related parties	$848	$1,095

Page | 29

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)
Transactions and Balances with Key Management Personnel ("KMP")

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the PLP CEO (resigned September 23, 2020), Interim PLP CEO, Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp ("PMC Chair"), was as follows for the year ended December 31, 2020 and 2019:

Transactions	2020	2019
Compensation
Amounts paid and payable to HDSI for services of KMP employedby HDSI 1	$2,408	$2,430
Amounts paid and payable to KMP 2	4,525	4,443
Bonuses paid to KMP 3	1,216	1,053
Interest paid and payable on loans received from KMP 5	5	4
	8,154	7,930
Share-based compensation 4	6,207	2,736
Total compensation	$14,361	$10,666

Notes to table:

1.
The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

2.
Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS"). The Group reimburses HDUS for costs incurred.

3.
In 2020, incentive and performance bonuses were paid to the PLP CEO, PLP SVP Corporate Affairs and PLP Chief of Staff. In 2019, incentive bonuses were paid to the CFO, EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering, VP, Permitting, and to the Company Secretary.

4.
Includes cost of RSUs and share purchase options issued and/or vesting during the respective periods.

5.
The Group’s Board Chair and CEO advanced a total of $1,150 to the Group pursuant to the Credit Facility (note 8), $967 in December 2019, and $183 in January 2020. The Group repaid the loans including interest accrued in January 2020.

Options Exercised

During the year ended December 31, 2020, KMP exercised 1,440,000 (2019 – 325,000) incentive options at a weighted average exercise price of $0.56 (2019 – $0.63), with a weighted average market price on exercise of $1.83 (2019 - $0.91) for proceeds to the Group of $807 (2019 - $205).

Page | 30

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

RSUs

No KMP RSUs were issued or outstanding at December 31, 2020. During the year ended December 31, 2019, the Group settled the outstanding vested KMP RSUs by issuing 111,086 common shares (note 6(f)).

(b)
Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the year ended December 31, 2020, and 2019, transactions with HDSI were as follows:

Transactions	2020	2019
Services rendered by HDSI:
Technical 1
Engineering	$904	$1,018
Environmental	245	459
Socioeconomic	486	429
Other technical services	307	154
	1,942	2,060
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	3,011	2,292
Shareholder communication	614	594
	3,625	2,886

Total for services rendered	5,567	4,946

Reimbursement of third party expenses
Conferences and travel	119	393
Insurance	53	50
Office supplies and information technology	418	431
Total reimbursed	590	874

Total	$6,157	$5,820

Note

1.
These costs are included in exploration and evaluation expenses.

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 31

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

10.
TRADE AND OTHER PAYABLES

	December 31	December 31
Current liabilities	2020	2019
Falling due within the year
Trade 1	$6,304	$12,401
Lease liabilities 2	259	286
Total	$6,563	$12,687

Non-current liabilities
Lease liabilities 2	$657	$934
Total	$657	$934

Notes to table:

1.
At December 31, 2020, current trade liabilities includes legal fees due to legal counsel of US$2,578 (2019 – US$5,155), payable in two equal tranches on April 1, 2021 and July 1, 2021 respectively, and US$635 payable on completion of a partnering transaction. On the former amount, interest at 3.5% per annum is payable, effective from February 1, 2020. As of December 31, 2020, US$83 in accrued interest is included in trade liabilities.

2.
Lease liabilities relate to lease of offices, a copier, yard storage and one vehicle, which have remaining lease terms of 4 to 113 months and interest rates of 7.5% – 10.5% over the term of the leases. During the year ended December 31, 2020, the Group recognized interest expense of $107 (2019 – $120) for lease liabilities.

The following table provides the schedule of undiscounted lease liabilities as at December 31, 2020:

Total
Less than one year	$337
One to five years	604
Later than 5 years	263
Total undiscounted lease liabilities	$1,204

The Group had short-term lease commitments of less than a year relating to property leases totaling $93 as of January 1, 2020. During the year ended December 31, 2020, the Group incurred short-term lease commitments of $257 (2019 – $206), and expensed $256 (2019 – $264).

11.
BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2020 and 2019 was based on the following:

	2020	2019
Loss attributable to shareholders	$63,872	$69,193
Weighted average number of shares outstanding (000s)	473,668	358,343

Page | 32

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

For the years ended December 31, 2020 and 2019, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2020 –28,481,500, 2019 – 25,752,266), non-employee share purchase options and warrants (2020 – 17,924,765, 2019 – 31,772,941) and DSUs (2020 – 458,129, 2019 – 458,129), as they were anti-dilutive.

12.
EMPLOYMENT COSTS

During the year ended December 31, 2020, the Group recorded $21,610 (2019 - $15,648) in salaries and benefits, including share-based payments of $9,342 (2019 - $3,970) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 9(b)).

13.
INCOME TAX

	Year ended December 31
Reconciliation of effective tax rate	2020	2019

Net loss	$(63,872)	$(69,193)
Total income tax (recovery) expense	–	–
Loss excluding income tax	(63,872)	(69,193)
Income tax recovery using the Company's domestic tax rate	(17,245)	(18,682)
Non-deductible expenses and other	1,393	1,375
Change in tax rates	–	–
Deferred income tax assets not recognized	15,852	17,307
	$–	$–

The Company's domestic tax rate for the year was 27% (2019 – 27%).

	December 31	December 31
Deferred income tax assets (liabilities)	2020	2019
Tax losses	$2,421	$2,342
Net deferred income tax assets	2,421	2,342
Resource property/investment in Pebble Partnership	(2,421)	(2,342)
Equipment	–	–
Net deferred income tax liability	$–	$–

The Group had the following temporary differences at December 31, 2020 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	7,445
After five years	270,224	–	–
No expiry date	31,586	93,065	190
Total	$301,810	$93,065	$7,635

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $8.5 million (2019 – $8.2 million) which has not been recognized because the Group controls the reversal of liabilities and it is expected it will not reverse in the foreseeable future.

14.
FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 4) exclude receivable balances with government agencies. The Group’s maximum exposure was as follows:

	December 31	December 31
Exposure	2020	2019
Amounts receivable	$587	$239
Restricted cash	791	805
Cash and cash equivalents	42,460	14,038
Total exposure	$43,838	$15,082

(b)
Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources in 2021, and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)
Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	December 31	December 31
	2020	2019
Financial assets:
Amounts receivable	$649	$263
Cash and cash equivalents and restricted cash	23,624	14,090
	24,273	14,353
Financial liabilities:
Non-current trade payables	(657)	(932)
Warrant liabilities	–	(43)
Current trade and other payables	(6,170)	(12,426)
Payables to related parties	(650)	(24)
	(7,477)	(13,425)
Net financial assets exposed to foreign currency risk	$16,796	$928

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $1,680 (2019 – $93) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)
Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $282 (2019 – $145).

(e)
Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)
Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The fair value measurement of the warrant liabilities until their exercise (note 7) was categorized within Level 2 of the hierarchy as it was exposed to market risk as they employed the quoted market price of shares and foreign exchange rates.

15.
COMMITMENTS AND CONTINGENCIES

(a)
Legal Proceedings

Class Action Litigation Relating To Short Seller Investment Report

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its officers and directors in US federal courts. Two of the plaintiffs voluntarily dismissed their claims without prejudice while the third was dismissed by the courts. The time period for the plaintiffs to appeal has expired and there is no further opportunity for the plaintiffs to appeal the district court’s dismissal order or the appellate court's affirmation of that decision.

Class Action Litigation Relating to the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York regarding the drop in the price of the Company’s stock following the interim adverse decision by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. On March 17, 2021, two cases were consolidated and a lead plaintiff and counsel were appointed. The Company, which has not yet been served with the complaints, intends to defend itself vigorously against these actions.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Short-term lease commitments

As of December 31, 2020, the Group has $91 in short-term lease commitments. These leases have fixed monthly payments for the remaining term.

(c)
Right-of-Way Annual Payment Commitments

The Group has Right-of-Way ("ROW") agreements with Alaska Native village corporations and other landowners with land holdings along proposed transportation and infrastructure routes for the Pebble Project. The Group issued the required notice pursuant to the terms of two of the ROW agreements in November 2020, and as such has a commitment for the annual toll payments due in 2021.

(d)
Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(e)
Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(f)
Improvements to Camp Facilities

The Group has committed to fund improvements to camp facilities up to a maximum of US$350. As of December 31, 2020, US$71 in improvement costs have been incurred.

16.
EVENTS AFTER THE REPORTING PERIOD

(a)
Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, Tom Collier, have each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project. The Company and the Pebble Partnership intend to cooperate with the investigation. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission, and there is a related informal inquiry being conducted by the enforcement staff of the agency’s San Francisco Regional Office.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(a)
Class Action Litigation Relating to the USACE’s Record of Decision

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. One of the underwriters has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. The Company has not been served and intends to defend itself vigorously.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

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